

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2026

Jared B. Green
Chief Financial Officer
EUSHI Finance, Inc.
37 Route 236
Kittery Properties Suite 101
Kittery, ME 03904

> **Re: EUSHI Finance, Inc.**
> **Registration Statement on Form F-3**
> **Filed March 4, 2026**
> **File No. 333-294017**

Dear Jared B. Green:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Stephen Byeff